UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cano Health, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y202**
(CUSIP Number)

Jared R. Nussbaum
Nut Tree Capital Management, L.P.
55 Hudson Yards
22nd Floor
New York, NY 10001
212-418-1290
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number of the Old Common Stock (as defined herein). The CUSIP number of the Issuer’s Common Stock, $0.0001 par value per share, is not known to the Reporting Persons at the time of filing of this Schedule 13D.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 13781Y202	SCHEDULE 13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
Nut Tree Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,422,548 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,422,548 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,422,548 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1.	Includes 397,407 Shares (as defined herein) that the Reporting Person currently has the right to acquire upon exercise of the Warrants (as defined herein).

2.
This percentage is calculated based on (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K (as defined herein), plus (ii) 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
Nut Tree Capital Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,422,548 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,422,548 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,422,548 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	Includes 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.

2.
This percentage is calculated based on (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 4 of 8 pages
1	NAMES OF REPORTING PERSONS
Jared R. Nussbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,422,548 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,422,548 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,422,548 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	Includes 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.

2.
This percentage is calculated based on (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 5 of 8 pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the common stock, $0.0001 par value per share (the “Shares”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), which was issued in connection with the Issuer’s emergence from the Chapter 11 Cases (as defined in Item 4) and upon cancellation of all of the Issuer’s previously issued Class A Common Stock, $0.01 par value per share (the “Old Common Stock”), as more fully described in Item 4. The Issuer has its principal executive offices at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Nut Tree Capital Management, LP, a Delaware limited partnership (“Nut Tree Capital Management”);
ii.	Nut Tree Capital Management GP, LLC, a Delaware limited liability company (“Nut Tree Capital Management GP”); and
iii.	Jared R. Nussbaum, a citizen of the United States (“Mr. Nussbaum”).

This Schedule 13D relates to the Shares and Warrants (as defined herein) held for the accounts of Nut Tree Drawdown Master Fund, LP, Nut Tree Master Fund, LP, and Nut Tree Drawdown Master Fund II, LP (collectively, the “Funds”), to which Nut Tree Capital Management serves as investment adviser. Nut Tree Capital Management GP serves as the general partner of Nut Tree Capital Management. Mr. Nussbaum serves as Chief Investment Officer and Managing Partner of Nut Tree Capital Management, and is the sole member of Nut Tree Capital Management GP.

The address of the principal business office of each of the Reporting Persons is 55 Hudson Yards, 22nd Floor, New York, NY 10001.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

On February 4, 2024 (the “Petition Date”), the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

As described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2024 (the “Form 8-K”), on June 28, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors (the “Plan”). The Confirmation Order, including a copy of the Plan attached thereto as Exhibit A, is incorporated herein by reference to Exhibit 2.1 of the Form 8-K.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 6 of 8 pages
On June 28, 2024 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Plan and in connection with the Issuer’s emergence from the Chapter 11 Cases, on the Effective Date, all of the Old Common Stock and existing warrants of the Issuer were cancelled, and the Issuer (i) newly issued 41,800,000 Shares and (ii) was authorized to issue an aggregate of up to 2,200,150 warrants, each exercisable for one Share, at an initial exercise price of $25.30 per Share, exercisable for a 5-year period commencing on the Effective Date (the “Warrants”), in each case, in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code. On the Effective Date, the Funds, as holders of First Lien Claims (as defined in the Plan), received an aggregate of 11,025,141 newly issued Shares, and as holders of RSA GUC Claims (as defined in the Plan), received Warrants to purchase an aggregate of 397,407 Shares in connection with the equitization of allowable Claims (as defined in the Plan). Specifically, as of the Effective Date, 912,538 Shares and 32,750 Warrants were acquired by Nut Tree Drawdown Master Fund, LP, 9,557,095 Shares and 347,603 Warrants were acquired by Nut Tree Master Fund, LP, and 555,508 Shares and 17,054 Warrants were acquired Nut Tree Drawdown Master Fund II, LP.

The Shares and Warrants reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Also on the Effective Date, Cano Health, LLC (“Cano”), a subsidiary of the Issuer, entered into a credit agreement (the “Credit Facility Agreement”) with Wilmington Savings Fund Society, FSB, as administrative agent, and certain financial institutions (including the Funds) as lenders, providing for (i) a first out, senior secured delayed draw term loan credit facility (the “Delayed Draw Term Loan Facility”) and (ii) a second out, senior secured takeback term loan facility (the “Term Loan Facility”). The Delayed Draw Term Loan Facility provides for loans of up to $50,000,000. The Term Loan Facility provides a $161,250,000 term loan. The final maturity date for (i) the Delayed Draw Term Loan Facility is June 28, 2028 and (ii) the Term Loan Facility is June 28, 2029.

Pursuant to the Credit Facility Agreement, the Nut Tree Master Fund, LP and Nut Tree Drawdown Master Fund II, LP agreed to be deemed to commit to the Delayed Draw Term Loan Facility to Cano on the Effective Date in amounts of $14,468,575 and $2,104,287, respectively. Also pursuant to the Credit Facility Agreement, the Term Loan Facility should be deemed funded on the Effective Date to refinance in full Cano’s existing debtor-in-possession financing (“DIP Loans”), including such DIP Loans in amounts of $4,030,101, $34,951,907 and $1,486,805 made to Cano by Nut Tree Drawdown Master Fund, LP, Nut Tree Master Fund, LP and Nut Tree Drawdown Master Fund II, LP, respectively.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing descriptions of the Warrants and the Credit Facility Agreement do not purport to be complete and are qualified in their entirety by the applicable definitive documents (or forms thereof), each of which is attached hereto as an exhibit and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 11,422,548 Shares, which represents approximately 27.1% of the Shares outstanding. This amount consists of 11,025,141 Shares and 397,407 Shares that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by the Funds.

The Reporting Persons have the shared power to vote and shared power to dispose of the 11,025,141 Shares and 397,407 Shares that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by the Funds.

The foregoing beneficial ownership percentage is calculated based on (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 397,407 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) See disclosure in Items 2 and 4 of this Schedule 13D. Certain funds to which Nut Tree Capital Management serves as investment adviser, including Nut Tree Master Fund, LP, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 7 of 8 pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Shareholders’ Agreement

On the Effective Date, pursuant to the Plan and Confirmation Order, the Issuer and shareholders of the New Equity Interests (including the Funds) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) setting forth certain governance matters, including certain rights and restrictions of the holders of the New Equity Interests (the “Holders”).

The Shareholders’ Agreement requires the Holders to vote in favor of the members of the board of the Issuer (the “Board”) nominated in accordance with Amended and Restated Certificate of Incorporation of Cano Health, Inc. (the “Certificate of Incorporation”). In accordance with the Certificate of Incorporation, the Board consists of six members. Nut Tree Capital Management has the right to nominate two members of the Board so long as Nut Tree Capital Management and its affiliates hold 15% or more of the Designated Shares (as defined herein). In the event of the death, resignation, removal or otherwise of any director, the applicable Holder entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Nut Tree Capital Management has initially designated Eric H. Hsiao, an affiliated partner of Nut Tree Capital Management GP, and Timothy Alan Wheatley as Nut Tree Capital Management’s designated directors on the Board.

The Shareholders’ Agreement also provides Holders with customary drag-along, tag-along and preemptive rights. The drag-along rights provide for customary drag-along rights upon (i) the receipt by one or more Holders of at least 50% of the Shares (excluding Shares issued under the Issuer’s management incentive plan and Shares that are issuable under certain warrants issued on the Effective Date) (“Designated Shares”) of a bona fide offer from a third-party purchaser unaffiliated with any of the selling Holders and (ii) Board approval of such sale transaction. Holders will have customary tag-along rights with respect to any transfer of at least 40% of the Designated Shares. Holders of at least 3% of the Designated Shares are also entitled to customary pro rata preemptive rights in connection with future issuances of equity securities of the Issuer, subject to customary exceptions.

The Shareholders’ Agreement also provides certain qualified Holders owning at least 3% of the Designated Shares with customary demand registration and piggyback rights, subject to customary registration procedures, and the Issuer’s right to suspend any registration statement for a period of up to ninety days under certain conditions.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by the complete document, which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 8, 2024, by and among the Reporting Persons.

Exhibit 2
Warrant Agreement, dated June 28, 2024, by and among the Issuer and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent of the Issuer (incorporated by reference to Exhibit 10.3 to the Form 8-K).

Exhibit 3
Credit Agreement, dated as June 28, 2024, by and among Cano Health, LLC as borrower, Primary Care (ITC) Intermediate Holdings, LLC, the lenders and issuing banks party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent for the Lenders (incorporated by reference to Exhibit 10.2 to the Form 8-K).

Exhibit 4	Shareholders’ Agreement of Cano Health, Inc., dated as of June 28, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K).

CUSIP No: 13781Y202	SCHEDULE 13D	Page 8 of 8 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUT TREE CAPITAL MANAGEMENT, LP

	By:	/s/ Jared R. Nussbaum
Name: Jared R. Nussbaum
Title: Chief Investment Officer and Managing Partner

NUT TREE CAPITAL MANAGEMENT GP, LLC

	By:	/s/ Jared R. Nussbaum
Name: Jared R. Nussbaum
Title: Sole Member

JARED R. NUSSBAUM

/s/ Jared R. Nussbaum

July 8, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).